Exhibit 99.1

Midroog Ltd. Assigns an A3.il Local Rating with a Stable Outlook to Internet Gold’s New Series E Debentures.

Ramat Gan, Israel, June 5, 2017 - Internet Gold - Golden Lines Ltd. (the “Company”, Internet Gold”) (NASDAQ and TASE: IGLD), today announced that Midroog Ltd. assigned an A3.il local rating with a stable outlook for a new issuance in an aggregate amount of up to NIS 200 million par value of the Company’s new Series E Debentures.

As previously reported, the Company is examining the possibility of a new issuance of unsecured Series E Debentures to Israeli “classified”/“institutional” investors. If issued, the Series E Debentures will be listed on the TACT-Institutional System maintained by The Tel Aviv Stock Exchange Ltd. (“TASE”), subject to approval by the TASE.

The above description of Midroog’s report is only a short summary of the main points and it should not be relied upon as a complete description of the full report. The full and report can be viewed at http://maya.tase.co.il.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620